801 E. Campbell Rd., Suite 625 Richardson, Texas 75081 Phone 214.299.8016 Fax 214.299.8017

T. Cass Keramidas

cass@keramidaslaw.com

October 13, 2020

Brittany Ebbertt

Division of Corporation Finance Office of Technology

Securities and Exchange Commission Washington D.C.

Re: My Palace Portal, Inc Offering Statement of Form 1-A Filed August 3, 2020

File No. 024-11285

Dear Ms. Ebbertt,

In response to your letter of October 9, 2020 regarding the amended offering statement of My Palace Portal, we, as counsel to the company, have taken the following action:

Amendment No.1 to Offering Statement on Form 1-A

Use of Proceeds, page 14

1.We have revised the Sales and Marketing Personnel in the 25% scenario to $205,000 so that the amounts total properly.

Financial Statements Balance Sheet, page 26

2.We apologize for any inconvenience. The issue regarding the accounting was a miscommunication of this office and the edgarizer. The Note to Mr. Brand was, in fact, exhibited in the audited financials but, unintentionally removed in the submission by the edgarizer.

Related Party Transactions, page 32

3.The Auditor’s Report has been revised to reflect the purchase of the website for the Company by Mr. Brand.

Brittney Ebbertt October 13, 2020

Going Concern, page 32

4.The Auditor’s Report has been revised to reflect that the oral offer to provide additional funds by Mr. Brand is non-binding.

Exhibits

5.A current, updated auditor consent has been added.

We respectfully request that you qualify our Offering Statement.

If you have additional comments, please feel free to contact me at 214-299-8016.

Cc:Michael C. Foland